February 2, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Kate Beukenkamp Donald Field

Re:	XBP Europe Holdings, Inc. Registration Statement on Form S-1 Filed December 22, 2023 File No. 333-276213

Dear Ms. Beukenkamp and Mr. Field:

This letter is submitted on behalf of XBP Europe Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement on Form S-1 filed on December 22, 2023 (the “Registration Statement”), as set forth in your letter dated January 17, 2024, addressed to Andrej Jonovic, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to Bryan Cave Leighton Paisner LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Revise your prospectus to disclose the price that each Selling Securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors or other Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors or other Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure, accordingly. We note the first two risk factors under the section titled “Risk Related to the Company” beginning on page 12.

Response: The Company acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 6 (prospectus summary) and 15 and 16 (risk factors) of the Amended Registration Statement.

United States Securities and Exchange Commission
February 2, 2024

2.	Disclose the exercise prices of the Forward Purchase Warrants, Private Placement Warrants and Public Warrants, respectively, compared to the market price of the underlying securities. If any of each of these warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 5 and 6 (prospectus summary), 15, 17 and 33 (risk factors), 36 (use of proceeds), and 89 (MD&A) of the Amended Registration Statement.

3.	We also note that a significant portion of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Common Stock. Highlight here the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock. Additionally, we note that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here, in your Risk Factors section and elsewhere as appropriate to disclose the amount of resale shares being registered as a percentage of your public float. We note your risk factor titled “Substantial future sales of shares of Common Stock could cause the market price of shares of Common Stock to decline” on page 12 as well as your risk factor beginning “The Company has a limited public float, which adversely affects trading volume a liquidity...” on page 28.

Response: The Company acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 2 (summary risk factors), 14, 15 and 31 (risk factors), and 89 (MD&A) of the Amended Registration Statement.

4.	We note that certain shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Common Stock. Expand your discussion in MD&A to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock. Your discussion should highlight the fact that [Exela] Technologies, Inc. and CFAC Holdings VIII, LLC, as beneficial holders of 72.3% and 22.9%, respectively, of your outstanding shares will be able to sell a significant amount of shares for so long as the registration statement of which this prospectus forms a part is available for use. We note your risk factor beginning “Substantial future sales of share of Common Stock could cause the market price of shares...” on page 12.

Response: The Company acknowledges the Staff’s comment and the Company has revised MD&A on page 89 of the Amended Registration Statement.

United States Securities and Exchange Commission
February 2, 2024

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me by telephone at (314) 259-2447 or by email at rob.endicott@bclplaw.com.

Sincerely,

Bryan Cave Leighton Paisner LLP

/s/ Robert J. Endicott
Robert J. Endicott
Partner

cc:	Andrej Jonovic, XBP Europe Holdings, Inc.
Andrew Rodman, Bryan Cave Leighton Paisner LLP